PineBridge Mutual Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 14, 2011

VIA EDGAR TRANSMISSION

Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

RE:	PINEBRIDGE MUTUAL FUNDS (the “Registrant”) Securities Act Registration No: 333-14943 Investment Company Act Registration No: 811-07881 PineBridge Merger Arbitrage Fund

Dear Ms. Rossotto:

This correspondence is being filed in response to oral comments and suggestions provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on November 28, 2011, regarding the Registrant’s Post-Effective Amendment No. 30 (“PEA 30”) to its registration statement.  PEA 30 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on October 14, 2011, for the purpose of adding a new series, to be called the PineBridge Merger Arbitrage Fund (the “Fund”), to the existing Trust.

In connection with this response to the Staff’s comments, the Registrant, on behalf of the Fund, hereby states the following:

(1)
The Registrant acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Registrant represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Registrant.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.	Staff Comment: Please consider removing the “Fees and Expenses of the Fund” table describing Shareholder Fees if there are no sales charges, redemption fees or exchange fees.

Response:  The Registrant has made the requested change.

2.	Staff Comment: Please consider including estimated acquired fund fees and expenses (“AFFE”) in the fee table rather than in a footnote to Other Expenses.

Response:  Form N-1A, Item 3, Instruction 3(f) states that if the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds “do not exceed 0.01 percent (one basis point) of average net assets” of the Fund, the Fund may include these fees and expenses under the subcaption “Other Expenses” in lieu of the disclosure requirement.” Because the Fund’s AFFE do not exceed 0.01 percent of average net assets, as permitted by Form N-1A, the Fund may include AFFE in “Other Expenses”.  Additionally, Item 3, instruction 3(f)(vii) permits a Fund to include a clarifying footnote to the fee and expense table regarding the inclusion of AFFE.  Accordingly, the Registrant respectively declines the comment.

3.	Staff Comment: Please explain whether this Fund will have an 80% investment policy.

Response:  Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”) requires a fund with a name that suggests the fund focuses its investments in a particular type of security to invest at least 80% of its nets assets in the type of investment suggested by the fund’s name.  The Registrant considers merger and acquisition arbitrage to be a strategy, not a type of investment.  Therefore, the Fund will not have an 80% investment policy.  The Registrant notes that this position is consistent with other mergers and acquisitions funds and arbitrage funds that also do not have an 80% policy, including the Touchstone Merger Arbitrage Fund, a series of Touchstone Funds Group Trust, the AQR Diversified Arbitrage Fund, a series of AQR Funds, the Arbitrage Opportunity Fund, a series of First Eagle Funds, the Gabelli Enterprise Mergers and Acquisitions Fund, a series of the Gabelli 787 Fund, Inc., and the EQ/GAMCO Mergers and Acquisitions Portfolio, a series of the EQ Advisors Trust.

To clarify the Fund’s policy, the Registrant has revised the second sentence under “Principal Investment Strategies of the Fund” as follows:

“Under normal market conditions, the Fund invests ~~its net assets (plus the amount of borrowings for investment purposes)~~ primarily in equity securities of companies that are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts and other corporate reorganizations (“Publicly Announced M&A Transactions”).”

4.	Staff Comment: Please add a statement that the Fund’s shares are redeemable under Purchase and Sale of Fund Shares.

Response:  The Registrant has made the requested change.

5.	Staff Comment: Please restate the Fund’s investment objective in the Additional Information About Objectives and Strategies section.

Response:  The Registrant has made the requested change.

6.
Staff Comment:  Please change “Investment Manager” to “Adviser” in the last sentence under the “Availability of Investment Opportunities” in the Additional Information About Objectives and Strategies section.

Response:  The Registrant has made the requested change.

7.	Staff Comment: Please change the date from “November 30, 2010” to “November 30, 2012” in the last sentence under the heading “Investment Adviser” in the Management section.

Response:  The Fund will commence operations on December 30, 2011.  Accordingly, the Registrant has revised the last sentence under the heading “Investment Adviser” to state that a “discussion regarding the basis of the Board’s approval of the Advisory Agreement will be available in the Fund’s Semi-Annual Report to Shareholders for the six-month period ending May 31, 2012.”

8.	Staff Comment: Please clarify the source of the “Related Performance Information” and explain why it is permissible under the criteria set forth in the Nicholas Applegate no-action letter.

Response: The Registrant has not included related performance information.  Accordingly, this section has been deleted.

9.	Staff Comment: Please clarify what is included in the calculation methodology used for the “Related Performance Information”.

Response: The Registrant has not included related performance information in the prospectus.  Accordingly, this section has been deleted.

10.	Staff Comment: Please replace “market value” with “NAV” in the last sentence of the fourth paragraph in the Valuation of Shares section.

Response:   The Registrant has made the requested change.

Statement of Additional Information (“SAI”)

1.	Staff Comment: Under “Illiquid and Restricted Securities”, please delete “determined as of the date of purchase” from the first sentence.

Response: The Registrant has made the requested change.

2.	Staff Comment: Under “Short Sales”, please replace “may” with “will” in the first sentence of the third paragraph.

Response:  The third paragraph under “Short Sales” has been revised as follows:

“When the Fund engages in short sales, it~~s custodian ay~~ will segregate an amount of cash or U.S. Government securities or other ~~high-grade~~ liquid ~~debt~~ securities equal to the difference between (a) the market value of the securities sold short at the time they were sold short and (b) any cash or U.S. Government securities required to be deposited with the broker in connection with the short sale (not including the proceeds from the short sale).  The segregated assets are marked to market daily, provided that at no time will the amount deposited in it plus the amount deposited with the broker be less than the market value of the securities ~~at the time they were sold short~~.”

3.	Staff Comment: Under “Short Sales”, please add “or held as collateral for such short sales at any one time” to the end of the second to last sentence.

Response: The Registrant has made the requested change.

4.
Staff Comment:  Under “Hedging Strategies”, please replace “total assets” with “net assets after taking into account unrealized profits and losses on such contracts” at the end of the second to last sentence of the first paragraph.

Response: The Fund will not be subject to the percentage limitations discussed under “Hedging Strategies.”  Accordingly, the disclosure has been deleted, and the Registrant respectfully declines the comment.

5.	Staff Comment: Under “Exchange-Traded Funds”, please describe the statutory limitations prescribed under the 1940 Act.

Response: The Registrant has added the following disclosure to the third paragraph of this section:

Subject to certain exemptions, “Section 12(d)(1)(A) of the 1940 Act requires that, immediately after a purchase is made, (i) the Fund may not own more than 3% of the total outstanding voting stock of any one investment company; (ii) not more than 5% of the value of a Fund’s total assets may be invested in the securities of any one investment company, and (iii) not more than 10% of the value of the Fund’s total assets may be invested in securities of investment companies as a group.”

6.	Staff Comment: Under “Investment Restrictions”, please state what constitutes a majority of the Fund’s outstanding voting securities under the 1940 Act.

Response: The Registrant has added the following disclosure to the first paragraph of this section.

“The “vote of a majority of the outstanding voting securities” of the Fund is currently defined in the 1940 Act, as the vote of the lesser of (a) 67% or more of the voting securities present at a shareholder meeting, if the holders of more than 50% of the outstanding voting securities are present in person or by proxy, or (b) more than 50% of the outstanding voting securities.”

7.	Staff Comment: Under “Investment Restrictions”, please change “securities of companies” to “securities of a company or companies” in sub-section (2).

Response: The Registrant has made the requested change.

8.
Staff Comment: Under “Investment Restrictions”, please state that if asset coverage were to fall below 300%, the Fund will reduce the amount of its borrowings to adhere to prescribed minimum requirements within three days, excluding Saturday, Sunday and holidays.

Response: The Registrant has added the following parenthetical to sub-section (1) under “Investment Restrictions” in accordance with Section 18(f) of the 1940 Act:

“(the Fund is required to maintain continuous asset coverage of at least 300% with respect to such borrowings and to reduce the amount of its borrowings to restore such coverage within three days thereafter, not including Sundays and holidays, if it should decline to less than 300%)”

9.	Staff Comment: Please confirm that David M. Reichert remains retired as stated in the table in the Trustees and Officers section.

Response: The Registrant confirms that David M. Reichert is retired, as stated in the table disclosing the Trustees and Officers principal business occupations and other information.

10.
Staff Comment: Under “Principal Shareholders, Control Persons and Management Ownership”, please confirm that “no” shareholders of record owned 5% or more of the outstanding shares of the Fund other than the Adviser and its affiliates.

Response: The Registrant has revised the sentence as follows:

“As of the date of this SAI, other than the Adviser and its affiliates, no shareholder~~s~~ owned 5% or more of the outstanding shares of the Fund.”

11.	Staff Comment: Under “Distribution Plan”, please describe anticipated benefits to the Fund that may result from the Distribution Plan.

Response: The Registrant has added the following sentence to this section:

“In adopting the Class R Plan, the Fund’s Board of Trustees considered various relevant information and determined that there is a reasonable likelihood that the Class R Plan will benefit the Fund and its Class R shareholders.  Amounts that are spent pursuant to the Class R Plan will assist the Fund in providing ongoing servicing to shareholders, competing with other providers of financial services and promoting sales, which may help to increase the Fund’s net assets.  A larger Fund can result in certain fixed expenses being spread over a broader asset base, and result in a lower expense ratio.”

12.
Staff Comment: Under “Portfolio Holdings Information”, please add “principal underwriter or any of its affiliates” to the list of those who will not receive compensation in connection with the disclosure of portfolio holdings.

Responses: The Registrant has revised the second to last paragraph of this section as follows:

“Violations of these policies are reported to the Trust’s Board.  In no event shall the Adviser, its affiliates or employees, the principal underwriter or its affiliates, or the Fund receive any direct or indirect compensation in connection with the disclosure of information about the Fund’s portfolio holdings.”

If you have any additional questions or require further information, do not hesitate to contact Eric Metallo at (646) 857-8672.

Sincerely,

/s/ Robin C. Thorn

Robin C. Thorn
President
PineBridge Mutual Funds